FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of	September	2008
Research In Motion Limited
(Translation of registrant’s name into English)
295 Phillip Street, Waterloo, Ontario, Canada N2L 3W8
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82-_______________

DOCUMENT INDEX

Document		Page No.

1.	RIM & TiVo Partner to Provide TiVo Mobile Entertainment Services on BlackBerry Smartphones	2
2.	Microsoft and RIM to Launch Live Search for BlackBerry Smartphones	2
3.	MySpace and RIM Usher in New Era of Mobile Social	3
4.	Slacker and RIM Partner to Enable Slacker to Provide Personal Radio on BlackBerry Smartphones	2
5.	Ticketmaster and RIM Partner to Bring Mobile Ticket Purchasing to Your BlckBerry	2

Document 1

September 11, 2008

RIM & TIVO PARTNER TO PROVIDE TIVO MOBILE ENTERTAINMENT SERVICES ON BLACKBERRY SMARTPHONES

ALVISO, CA and WATERLOO, ON. -- September 11, 2008 – TiVo Inc. (NASDAQ: TIVO), the creator of and a leader in television services for digital video recorders (DVRs), and Research In Motion (RIM) (NASDAQ: RIMM; TSX: RIM), a global leader in wireless innovation, today announced a partnership to bring customized TiVo services to the BlackBerry® wireless platform.

The new relationship brings TiVo and RIM together to develop a variety of mobile entertainment services that marry RIM’s leading BlackBerry® smartphones with the content delivered to consumers through the Emmy-winning TiVo® service. Initially, BlackBerry smartphone users will gain the convenience of being able to discover what shows are on and schedule television recordings while away from the living room and on the go. Future collaboration between the companies will focus on software applications that further simplify mobile access to video content.

"TiVo subscribers will soon be able to wirelessly control their TiVo DVRs using a BlackBerry smartphone - anytime, anywhere - and that is a powerful example of how our respective technologies can complement each other to serve our mutual customers," said Jim Balsillie, Co-CEO of Research In Motion. "As the BlackBerry smartphone continues its evolution as a modern lifestyle device, the importance of home entertainment integration will continue to grow and TiVo will be the key in providing consumers with greater flexibility in accessing television content."

“TiVo continues to transform and revolutionize the way people control and watch television and broadband video,” said Tom Rogers, CEO and President of TiVo Inc. “RIM and TiVo share a commitment to great user experiences, which cause our products to become seamlessly integrated into the consumer’s lifestyle. We also share a vision for the future of mobile entertainment services and we look forward to a variety of future innovations as a result of this relationship.”

The first software application from RIM and TiVo is expected to be available later this year.

# # #

About Research In Motion (RIM)

Research In Motion is a leading designer, manufacturer and marketer of innovative wireless solutions for the worldwide mobile communications market. Through the development of integrated hardware, software and services that support multiple wireless network standards, RIM provides platforms and solutions for seamless access to time-sensitive information including email, phone, SMS messaging, Internet and intranet-based applications. RIM technology also enables a broad array of third party developers and manufacturers to enhance their products and services with wireless connectivity to data. RIM’s portfolio of award-winning products, services and embedded technologies are used by thousands of organizations around the world and include the BlackBerry® wireless platform, the RIM Wireless Handheld™ product line, software development tools, radio-modems and software/hardware licensing agreements. Founded in 1984 and based in Waterloo, Ontario, RIM operates offices in North America, Europe and Asia Pacific. RIM is listed on the Nasdaq Stock Market (Nasdaq: RIMM) and the Toronto Stock Exchange (TSX: RIM). For more information, visit www.rim.com or www.blackberry.com.

About TiVo Inc.

Founded in 1997, TiVo (NASDAQ: TIVO) pioneered a brand new category of products with the development of the first commercially available digital video recorder (DVR). Sold through leading consumer electronic retailers, TiVo has developed a brand which resonates boldly with consumers as providing a superior television experience. Through agreements with leading satellite and cable providers, TiVo also integrates its full set of DVR service features into the set-top boxes of mass distributors. TiVo's DVR functionality and ease of use, with such features as Season Pass™ recordings, WishList® searches and TiVo KidZone have elevated its popularity among consumers and have created a whole new way for viewers to watch television. With a continued investment in its patented technologies, TiVo is revolutionizing the way consumers watch and access home entertainment. Rapidly becoming the focal point of the digital living room, TiVo's DVR is at the center of experiencing new forms of content on the TV, such as broadband delivered video, music and photos. With innovative features such as, TiVoToGo™ and online scheduling, TiVo is expanding the notion of consumers experiencing "TiVo, TV your way." The TiVo® service is also at the forefront of providing innovative marketing solutions for the television industry, including a unique platform for advertisers and audience measurement research. The company is based in Alviso, Calif.

MEDIA CONTACTS:

Marisa Conway
Brodeur Partners for RIM
212-515-1924
mconway@brodeur.com

Krista Wierzbicki

TiVo Inc

408-519-9438

kwierzbicki@tivo.com

Forward-looking statements in this news release are made pursuant to the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995. When used herein, words such as "intend" and similar expressions are intended to identify forward-looking statements. Forward-looking statements are based on assumptions made by and information available to Research In Motion Limited. Investors are cautioned that such forward-looking statements involve risks and uncertainties. Important factors that could cause actual results to differ materially from those expressed or implied by such forward-looking statements include, without limitation, possible product defects and product liability, risks related to international sales and potential foreign currency exchange fluctuations, the initiation or outcome of litigation, acts or potential acts of terrorism, international conflicts, significant fluctuations of quarterly operating results, changes in Canadian and foreign laws and regulations, continued acceptance of RIM's products, increased levels of competition, technological changes and the successful development of new products, dependence on third-party networks to provide services, dependence on intellectual property rights, and other risks and factors detailed from time to time in RIM's periodic reports filed with the United States Securities and Exchange Commission, and other regulatory authorities. RIM has no intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

The BlackBerry and RIM families of related marks, images and symbols are the exclusive properties and trademarks of Research In Motion Limited. RIM, Research In Motion and BlackBerry are registered with the U.S. Patent and Trademark Office and may be pending or registered in other countries. All other brands, product names, company names, trademarks and service marks are the properties of their respective owners. RIM assumes no obligations or liability and makes no representation, warranty, endorsement or guarantee in relation to any aspect of any third party products or services.

TiVo, TiVoCast, ‘TiVo, TV your way.’ Season Pass, WishList, TiVoToGo and the TiVo Logo are trademarks or registered trademarks of TiVo Inc. and its subsidiaries worldwide. ©2008 TiVo Inc. All other trademarks are property of their respective owners. All rights reserved.

Document 2

September 11, 2008

Microsoft and RIM to Launch Live Search for BlackBerry Smartphones

Relationship brings together Microsoft’s powerful search engine and pioneering technology with the exceptional mobile experience of the BlackBerry solution

Seattle, WA and Waterloo, ON – Microsoft Corp. (Nasdaq: MSFT) and Research In Motion (RIM) (Nasdaq: RIMM; TSX: RIM) today announced they are working together to integrate rich Live Search capabilities into the BlackBerry® Browser and BlackBerry® Maps.

BlackBerry smartphone users will be able to use Microsoft Live Search as their search engine of choice within the BlackBerry® Browser as well as access Live Search on Mobile.BlackBerry.com. Live Search will leverage the wireless data optimization capabilities of the BlackBerry® solution to deliver results quickly while users are on the go. BlackBerry smartphone customers will also be able to use Live Search to perform contextual, location-sensitive searches or look for nearby points of interest from inside BlackBerry Maps.*

“As the BlackBerry platform continues to evolve and broaden its appeal to mobile users, RIM looks to answer our customers’ needs with a broad range of high-value solutions optimized for use with BlackBerry smartphones,” said Mark Guibert, Vice President, Corporate Marketing at Research In Motion. “Offering Live Search on BlackBerry smartphones extends choice for our customers and allows users to conveniently and quickly search the Internet when they are mobile.”

“This joint endeavor with RIM is a strategic indicator of our increased focus on securing broad-scale distribution for Live Search,” said Brian Arbogast, corporate vice president of the Mobile Services organization at Microsoft, “Microsoft is committed to extending our services across mobile platforms and we are very pleased to be joining forces with RIM to help bring Live Search to millions of BlackBerry users worldwide.”

Live Search on BlackBerry smartphones will allow BlackBerry smartphone users to search the Web’s information—whether they’re looking for the latest weather forecasts, images, stock quotes, restaurants, news headlines, or websites.

Today’s announcement follows an agreement earlier this year to provide Microsoft Windows Live services on BlackBerry smartphones. As a result of this collaboration, BlackBerry smartphone customers now enjoy easy mobile access to Windows Live Messenger and an enhanced level of integration between Windows Live Hotmail and the BlackBerry platform.

Live Search for BlackBerry Smartphones is expected to be available later this year with support for multiple languages.

About Microsoft

Founded in 1975, Microsoft (Nasdaq “MSFT”) is the worldwide leader in software, services and solutions that help people and businesses realize their full potential.

About Research In Motion (RIM)

Research In Motion is a leading designer, manufacturer and marketer of innovative wireless solutions for the worldwide mobile communications market. Through the development of integrated hardware, software and services that support multiple wireless network standards, RIM provides platforms and solutions for seamless access to time-sensitive information including email, phone, SMS messaging, Internet and intranet-based applications. RIM technology also enables a broad array of third party developers and manufacturers to enhance their products and services with wireless connectivity to data. RIM’s portfolio of award-winning products, services and embedded technologies are used by thousands of organizations around the world and include the BlackBerry® wireless platform, the RIM Wireless Handheld™ product line, software development tools, radio-modems and software/hardware licensing agreements. Founded in 1984 and based in Waterloo, Ontario, RIM operates offices in North America, Europe and Asia Pacific. RIM is listed on the Nasdaq Stock Market (Nasdaq: RIMM) and the Toronto Stock Exchange (TSX: RIM). For more information, visit www.rim.com or www.blackberry.com.

###

Media Contacts:

Marisa Conway

Brodeur for RIM

(212) 515-1924

mconway@brodeur.com

Microsoft PR Contact:

Rapid Response Team, Waggener Edstrom Worldwide

+1 (503) 443-7070

rrt@waggeneredstrom.com

Investor Contact:

RIM Investor Relations

(519) 888-7465

investor_relations@rim.com

Forward-looking statements in this news release are made pursuant to the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995. When used herein, words such as "intend" and similar expressions are intended to identify forward-looking statements. Forward-looking statements are based on assumptions made by and information available to Research In Motion Limited. Investors are cautioned that such forward-looking statements involve risks and uncertainties. Important factors that could cause actual results to differ materially from those expressed or implied by such forward-looking statements include, without limitation, possible product defects and product liability, risks related to international sales and potential foreign currency exchange fluctuations, the initiation or outcome of litigation, acts or potential acts of terrorism, international conflicts, significant fluctuations of quarterly operating results, changes in Canadian and foreign laws and regulations, continued acceptance of RIM's products, increased levels of competition, technological changes and the successful development of new products, dependence on third-party networks to provide services, dependence on intellectual property rights, and other risks and factors detailed from time to time in RIM's periodic reports filed with the United States Securities and Exchange Commission, and other regulatory authorities. RIM has no intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

The BlackBerry and RIM families of related marks, images and symbols are the exclusive properties and trademarks of Research In Motion Limited. RIM, Research In Motion and BlackBerry are registered with the U.S. Patent and Trademark Office and may be pending or registered in other countries. All other brands, product names, company names, trademarks and service marks are the properties of their respective owners. RIM assumes no obligations or liability and makes no representation, warranty, endorsement or guarantee in relation to any aspect of any third party products or services.

Document 3

September 11, 2008

FOR IMMEDIATE RELEASE

MySpace and RIM Usher in New Era of Mobile Social Networking

MySpace and RIM Collaborate on New Mobile Social Portal

for BlackBerry smartphones and BlackBerry Hub on MySpace

SAN FRANCISCO and WATERLOO, ON—MySpace, the world’s premier social network, and Research In Motion (RIM) (Nasdaq: RIMM; TSX: RIM), a global leader in wireless innovation, today announced they are joining forces to develop an integrated MySpace Mobile experience customized for BlackBerry® smartphones. The new MySpace for BlackBerry® smartphones application is fully optimized to deliver rich content and data to users on the go. MySpace for BlackBerry smartphones integrates MySpace’s main social networking components with the BlackBerry platform to provide instant, push-based messaging to BlackBerry and MySpace users. The application will be available in all BlackBerry® markets globally. RIM Co-CEO Jim Balsillie will highlight the MySpace and RIM relationship during his keynote speech at CTIA today.

As part of this collaboration, RIM is also creating a BlackBerry® community page on MySpace for users to access the latest BlackBerry smartphone news, content, videos, games, ringtones, skins and other unique and engaging features.

“MySpace and RIM are at the forefront of the mobile social networking evolution,” said Chris DeWolfe, chief executive officer of MySpace. “Our partnership enables millions of BlackBerry smartphone users to leverage MySpace on the go and access content, friend networks, and status and mood updates anywhere at any time.”

“BlackBerry smartphone users have unsurprisingly been quick to understand and lead mobile trends and we are seeing many of our customers strongly embrace mobile social networking as an integral part of their communications and day-to-day lives,” said Jim Balsillie, Co-CEO at Research In Motion. “MySpace was one of the first social networking sites to get it right and we are thrilled to join forces to continue evolving and enhancing the mobile social networking experience for our mutual user base.”

Mobile social networking is on the rise, with analysts forecasting over 800 million people worldwide accessing social networks through their mobile phones by 2012, up from 82 million in 2007, according to eMarketer. With social networking becoming a large part of the mobile consumer experience, RIM and MySpace are poised to provide consumers easier and deeper engagement with the services they love.

Through this partnership MySpace is further committing to mobile as a central element of the MySpace global business strategy. Today’s news follows the launch of MySpace’s redesigned mobile website, http://m.myspace.com, which now receives more than two million daily unique mobile visits. Around the world MySpace has more than 27 live carrier deals in 20 countries all bringing social networking to consumers wherever and whenever they want.

Mobile Application

By empowering MySpace and BlackBerry smartphone users with real-time access to their global network, MySpace and RIM are responding to users demanding a mobile experience that matches their busy lifestyle. In addition, the enhanced version of MySpace Mobile for BlackBerry smartphones is tailored to the rapidly growing number of mobile multimedia users.

Application Features

The MySpace for BlackBerry smartphones application is designed with a rich and robust feature set, including:

•	A full messaging interface, including comments, bulletins and messaging
•	Real time status and mood updates.
•	Find, add, and respond to friend requests
•	Camera integration and optimized photo management allowing users to snap, sort and upload pictures anytime and anywhere.
•	View and comment on friends’ albums and photos
•	Notification of new MySpace events (message and friend requests.)

BlackBerry® Hub

The BlackBerry® hub is a community page on My Space that will deliver a unique experience rich in content for BlackBerry smartphone users.

BlackBerry® Hub Features

•	Sign up to be notified when the MySpace application becomes available
•	Product demo of the new BlackBerry® Pearl™ Flip 8220 smartphone, including a tutorial for using the MySpace for BlackBerry smartphones application
•	“Graduate to BlackBerry” contest
•	BlackBerry smartphone cheats – snack-sized videos that are easy to pass around or a text/visual guide that users can send to each other. Users will be able to add their own tips in video/text format.
•	Marketplace – showcasing games, ringtones etc.
•	Exclusive wallpapers featuring the MySpace and BlackBerry brands
•	Product demo of the mobile application
•	Section dedicated to top BlackBerry smartphone applications
•	BlackBerry smartphone profile skins for MySpace

Availability

The new MySpace for BlackBerry® smartphones application is expected to be available globally from October 2008

###

About MySpace

MySpace, a unit of Fox Interactive Media Inc., is the premier lifestyle portal for connecting with friends, discovering popular culture, and making a positive impact on the world. MySpace has created a connected global community by integrating web profiles, blogs, instant messaging, e-mail, music streaming, music videos, photo galleries, classified listings, events, groups, college communities, and member forums. MySpace's international network includes more than 20 localized community sites in the United States, Brazil, Canada, Latin America, Mexico, Austria, Denmark, Finland, France, Germany, Ireland, Italy, Netherlands, Norway, Portugal, Spain, Sweden, Switzerland, Australia, India, Japan, and New Zealand. Fox Interactive Media is a division of News Corp. (NYSE:NWS - News, NWS.A - News; ASX:NWS - News, NWSLV - News).

Among the top 2000 domains comScore Media Metrix, July 2008. For more information on comScore Networks, please go to http://www.comscore.com.

About Research In Motion (RIM)

Research In Motion is a leading designer, manufacturer and marketer of innovative wireless solutions for the worldwide mobile communications market. Through the development of integrated hardware, software and services that support multiple wireless network standards, RIM provides platforms and solutions for seamless access to time-sensitive information including email, phone, SMS messaging, Internet and intranet-based applications. RIM technology also enables a broad array of third party developers and manufacturers to enhance their products and services with wireless connectivity to data. RIM’s portfolio of award-winning products, services and embedded technologies are used by thousands of organizations around the world and include the BlackBerry® wireless platform, the RIM Wireless Handheld™ product line, software development tools, radio-modems and software/hardware licensing agreements. Founded in 1984 and based in Waterloo, Ontario, RIM operates offices in North America, Europe and Asia Pacific. RIM is listed on the Nasdaq Stock Market (Nasdaq: RIMM) and the Toronto Stock Exchange (TSX: RIM). For more information, visit www.rim.com or www.blackberry.com.

Media Contacts:

Marisa Conway

Brodeur Partners (PR Agency for RIM)

(212) 515-1924

mconway@brodeur.com

MySpace

Amy Walgenbach

(415) 293-9181

awalgenbach@myspace.com

Investor Contact:

RIM Investor Relations

(519) 888-7465

investor_relations@rim.com

Forward-looking statements in this news release are made pursuant to the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995. When used herein, words such as "intend" and similar expressions are intended to identify forward-looking statements. Forward-looking statements are based on assumptions made by and information available to Research In Motion Limited. Investors are cautioned that such forward-looking statements involve risks and uncertainties. Important factors that could cause actual results to differ materially from those expressed or implied by such forward-looking statements include, without limitation, possible product defects and product liability, risks related to international sales and potential foreign currency exchange fluctuations, the initiation or outcome of litigation, acts or potential acts of terrorism, international conflicts, significant fluctuations of quarterly operating results, changes in Canadian and foreign laws and regulations, continued acceptance of RIM's products, increased levels of competition, technological changes and the successful development of new products, dependence on third-party networks to provide services, dependence on intellectual property rights, and other risks and factors detailed from time to time in RIM's periodic reports filed with the United States Securities and Exchange Commission, and other regulatory authorities. RIM has no intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

The BlackBerry and RIM families of related marks, images and symbols are the exclusive properties and trademarks of Research In Motion Limited. RIM, Research In Motion and BlackBerry are registered with the U.S. Patent and Trademark Office and may be pending or registered in other countries. All other brands, product names, company names, trademarks and service marks are the properties of their respective owners. RIM assumes no obligations or liability and makes no representation, warranty, endorsement or guarantee in relation to any aspect of any third party products or services.

Document 4

September 11, 2008

Slacker and RIM Partner to Enable Slacker to Provide Personal Radio on BlackBerry Smartphones

SAN DIEGO, Calif. – September 11, 2008 – Slacker, Inc. and Research In Motion (RIM) (Nasdaq: RIMM; TSX: RIM) today announced plans for Slacker to provide a free Slacker Personal Radio application, exclusively for BlackBerry® smartphones, that will enable listeners to hear their favorite Slacker radio stations wherever they go - even when not connected to a wireless network. The application will be previewed this week at the BlackBerry booth (booth 614) at CTIA in San Francisco and was highlighted in today’s CTIA keynote address by Jim Balsillie, Co-CEO of RIM.

The Slacker application will provide BlackBerry smartphone users in the U.S. with a robust, high-fidelity personalized music discovery and listening experience pulling from over 100 expertly programmed Slacker stations, over 10,000 artist stations or their own custom-created stations.

Slacker’s unique caching technology will allow listeners to access Personal Radio stations using their BlackBerry smartphones without ever having to manage playlists, research new artists or deal with complicated software again. The Slacker application for BlackBerry smartphones will work with Free Slacker Basic Radio and Slacker Premium Radio.

“From the inception of Slacker, our mission has been to give listeners the music they love wherever they are,” said Dennis Mudd, CEO of Slacker. “Working with RIM allows us to provide our listeners with added flexibility and convenience to make the most of the Slacker Personal Radio service.”

“BlackBerry smartphones have evolved with advanced communications and multimedia capabilities to become modern lifestyle devices that are used in highly personalized ways and the free Slacker Personal Radio application is a great example of a mobile entertainment application that can add value to the user’s mobile experience in a meaningful way,” said Jim Balsillie, Co-CEO of Research In Motion.

Slacker Personal Radio, available online at www.Slacker.com, enables listeners to personalize over 100 professionally programmed stations or create, edit and share their own Personal Radio stations. Slacker listeners also have easy access to artist profiles, album reviews and cover art within the Slacker Web Player, on Slacker Personal Radio Players and soon on BlackBerry smartphones.

###

About Slacker, Inc.

Slacker is the world's first Personal Radio company offering “Your Radio Everywhere.” Slacker allows music lovers to play highly personalized music online at the Slacker web site or on the go with Slacker Personal Radio players. Visit www.slacker.com for more information.

About Research In Motion (RIM)

Research In Motion is a leading designer, manufacturer and marketer of innovative wireless solutions for the worldwide mobile communications market. Through the development of integrated hardware, software and services that support multiple wireless network standards, RIM provides platforms and solutions for seamless access to time-sensitive information including email, phone, SMS messaging, Internet and intranet-based applications. RIM technology also enables a broad array of third party developers and manufacturers to enhance their products and services with wireless connectivity to data. RIM’s portfolio of award-winning products, services and embedded technologies are used by thousands of organizations around the world and include the BlackBerry® wireless platform, the RIM Wireless Handheld™ product line, software development tools, radio-modems and software/hardware licensing agreements. Founded in 1984 and based in Waterloo, Ontario, RIM operates offices in North America, Europe and Asia Pacific. RIM is listed on the Nasdaq Stock Market (Nasdaq: RIMM) and the Toronto Stock Exchange (TSX: RIM). For more information, visit www.rim.com or www.blackberry.com.

Media Contact:

Anders Steele

FortyThree, Inc.

831.239.0960

slacker@fortythreepr.com

Marisa Conway

Brodeur Partners (PR Agency for RIM)

(212) 515-1924

mconway@brodeur.com

Investor Contact:

RIM Investor Relations

(519) 888-7465

investor_relations@rim.com

Forward-looking statements in this news release are made pursuant to the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995. When used herein, words such as "intend" and similar expressions are intended to identify forward-looking statements. Forward-looking statements are based on assumptions made by and information available to Research In Motion Limited. Investors are cautioned that such forward-looking statements involve risks and uncertainties. Important factors that could cause actual results to differ materially from those expressed or implied by such forward-looking statements include, without limitation, possible product defects and product liability, risks related to international sales and potential foreign currency exchange fluctuations, the initiation or outcome of litigation, acts or potential acts of terrorism, international conflicts, significant fluctuations of quarterly operating results, changes in Canadian and foreign laws and regulations, continued acceptance of RIM's products, increased levels of competition, technological changes and the successful development of new products, dependence on third-party networks to provide services, dependence on intellectual property rights, and other risks and factors detailed from time to time in RIM's periodic reports filed with the United States Securities and Exchange Commission, and other regulatory authorities. RIM has no intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

The BlackBerry and RIM families of related marks, images and symbols are the exclusive properties and trademarks of Research In Motion Limited. RIM, Research In Motion and BlackBerry are registered with the U.S. Patent and Trademark Office and may be pending or registered in other countries. All other brands, product names, company names, trademarks and service marks are the properties of their respective owners. RIM assumes no obligations or liability and makes no representation, warranty, endorsement or guarantee in relation to any aspect of any third party products or services.

Slacker and Slacker.com are registered trademarks of Slacker, Inc.

Document 5

September 11, 2008

TICKETMASTER AND RIM PARTNER TO BRING MOBILE TICKET PURCHASING TO YOUR BLACKBERRY

New mobile access will allow ticket purchases anytime, anywhere

WEST HOLLYWOOD, Calif and WATERLOO, Ont. – September 11, 2008

•	Research In Motion (RIM) (NASDAQ:RIMM; TSX:RIM) and Ticketmaster (NASDAQ:TKTM) today announced an agreement to more closely connect fans to live entertainment.
•	RIM’s popular brand of BlackBerry® smartphones was exclusively designated as the “Official Smartphone of Ticketmaster.”
•	With this agreement, Ticketmaster will move beyond the physical ticket to providing wireless, fan-friendly convenience with BlackBerry smartphones.
•	BlackBerry smartphone users will be able to browse, search, and purchase tickets to live entertainment while on the go.
•

Ticketmaster and RIM are developing an exclusive software application that allows BlackBerry smartphone users untethered access to browse and purchase tickets to the hottest shows, games and exhibits available on Ticketmaster.com, TicketsNow.com, and GetmeIn.com.

•

Additionally, this agreement supports the digital-to-real media experience as BlackBerry smartphone users will be able to browse music then sample cuts, and purchase tickets to that live entertainment event.

•	BlackBerry smartphone users can receive anytime, anywhere email alerts with news and information about upcoming music, family and sporting events.
•	BlackBerry® Wallet users will also enjoy seamless access to their credit card and reward card information when purchasing through Ticketmaster on their BlackBerry smartphone..
•	This agreement marks the first end-to-end mobile e-commerce solution for smartphone-based ticket purchasing in North America.
•	The RIM-Ticketmaster agreement is exclusive to the United States, Canada and the United Kingdom.
•	No other terms or conditions of this RIM – Ticketmaster agreement were disclosed.
•	Life on BlackBerry just got cooler with Ticketmaster.

“The BlackBerry platform is the ideal platform for mobile e-commerce. With its inherent flexibility, stability and security, the BlackBerry platform allows application providers to offer e-commerce solutions that people will feel confident using,” said Jim Balsillie, co-CEO at Research In Motion. “We are very excited to be working with Ticketmaster to provide this exclusive value-added service to our customers.”

“Our new agreement with RIM ushers in the next generation of lifestyle innovation designed to conveniently connect fans to live entertainment,” said Sean Moriarty, Ticketmaster’s chief executive officer. “BlackBerry users will now have access to browse, search, and make purchases from Ticketmaster.com whenever and wherever they want. The excitement of the live entertainment experience just went mobile.”

“This is a prime example of Ticketmaster teaming with another leading brand to exclusively reach the more than 58 million registered Ticketmaster.com users with news and information about their favorite bands, teams, events, and exhibits,” said Greg Consiglio, senior vice president, Business Development at Ticketmaster. “BlackBerry is the ideal smartphone platform for live entertainment fans to stay connected everywhere.”

About Research In Motion (RIM)

Research In Motion is a leading designer, manufacturer and marketer of innovative wireless solutions for the worldwide mobile communications market. Through the development of integrated hardware, software and services that support multiple wireless network standards, RIM provides platforms and solutions for seamless access to time-sensitive information including email, phone, SMS messaging, Internet and intranet-based applications. RIM technology also enables a broad array of third party developers and manufacturers to enhance their products and services with wireless connectivity to data. RIM’s portfolio of award-winning products, services and embedded technologies are used by thousands of organizations around the world and include the BlackBerry® wireless platform, the RIM Wireless Handheld™ product line, software development tools, radio-modems and software/hardware licensing agreements. Founded in 1984 and based in Waterloo, Ontario, RIM operates offices in North America, Europe and Asia Pacific. RIM is listed on the Nasdaq Stock Market (NASDAQ: RIMM) and the Toronto Stock Exchange (TSX: RIM). For more information, visit www.rim.com or www.blackberry.com.

About Ticketmaster

As the world’s leading live entertainment ticketing and marketing company, Ticketmaster connects the world to live entertainment. Ticketmaster operates in 20 global markets, providing ticket sales, ticket resale services, marketing and distribution through www.ticketmaster.com, one of the largest e-commerce sites on the Internet; approximately 6,700 retail outlets; and 21 worldwide call centers.  Established in 1976, Ticketmaster serves more than 10,000 clients worldwide across multiple event categories, providing exclusive ticketing services for leading arenas, stadiums, professional sports franchises and leagues, college sports teams, performing arts venues, museums, and theaters. In 2007, the company sold more than 141 million tickets valued at over $8.3 billion on behalf of its clients. Ticketmaster is headquartered in West Hollywood, California (NASDAQ:TKTM).

# # #

Contacts:

Ticketmaster

Albert López

+1-310-360-2602

Albert.Lopez@Ticketmaster.com

Investor Relations

+1-310-360-2354

ir@ticketmaster.com

Research In Motion

Marisa Conway

Brodeur Worldwide for RIM

+1 (212) 515-1924

mconway@brodeur.com

RIM Investor Relations

+1 (519) 888-7465

investor_relations@rim.com

Research In Motion Forward Looking Statement

Forward-looking statements in this news release are made pursuant to the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995. When used herein, words such as "intend" and similar expressions are intended to identify forward-looking statements. Forward-looking statements are based on assumptions made by and information available to Research In Motion Limited. Investors are cautioned that such forward-looking statements involve risks and uncertainties. Important factors that could cause actual results to differ materially from those expressed or implied by such forward-looking statements include, without limitation, possible product defects and product liability, risks related to international sales and potential foreign currency exchange fluctuations, the initiation or outcome of litigation, acts or potential acts of terrorism, international conflicts, significant fluctuations of quarterly operating results, changes in Canadian and foreign laws and regulations, continued acceptance of RIM's products, increased levels of competition, technological changes and the successful development of new products, dependence on third-party networks to provide services, dependence on intellectual property rights, and other risks and factors detailed from time to time in RIM's periodic reports filed with the United States Securities and Exchange Commission, and other regulatory authorities. RIM has no intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

The BlackBerry and RIM families of related marks, images and symbols are the exclusive properties and trademarks of Research In Motion Limited. RIM, Research In Motion and BlackBerry are registered with the U.S. Patent and Trademark Office and may be pending or registered in other countries. All other brands, product names, company names, trademarks and service marks are the properties of their respective owners. RIM assumes no obligations or liability and makes no representation, warranty, endorsement or guarantee in relation to any aspect of any third party products or services.

Ticketmaster Forward-Looking Statement

This news release may contain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995.  These forward-looking statements include statements relating to Ticketmaster anticipated financial performance, business prospects, new developments and similar matters, and/or statements that use words such as “anticipates,” “estimates,” “expects,” “intends,” “plans,” “believes” and similar expressions.  These forward-looking statements are based on management’s current expectations and assumptions, which are inherently subject to uncertainties, risks and changes in circumstances that are difficult to predict.  Actual results could differ materially from those contained in these forward-looking statements for a variety of reasons, including, among others:  Ticketmaster’s ability to operate effectively as a public company following its spin-off from IAC; changes in economic conditions generally or in the live entertainment industry; the ability of Ticketmaster to retain existing and obtain new clients; Ticketmaster’s ability to maintain Ticketmaster’s brand recognition and attract and retain customers in a cost-effective manner; integration of historical and future acquisitions; the ability of Ticketmaster to expand successfully in international markets; changing customer requirements and industry standards; and regulatory changes.  Certain of these and other risks and uncertainties are discussed in Ticketmaster filings with the Securities and Exchange Commission, including in its Post-Effective Amendment No. 1 to Form S-1 filed with the Securities and Exchange Commission on August 20, 2008.  Other unknown or unpredictable factors also could have a material adverse effect on Ticketmaster’s business, financial condition and results of operations.  In light of these risks and uncertainties, these forward-looking statements may not occur.  Accordingly, you should not place undue reliance on these forward-looking statements, which only reflect the views of Ticketmaster management as of the date of this news release.  Ticketmaster does not undertake to update these forward-looking statements.

SIGNATURES

Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Research In Motion Limited
(Registrant)
Date:	September 12, 2008	By:	/s/ Edel Ebbs
(Signature)
Edel Ebbs Vice President, Investor Relations